Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-166008

Prospectus Supplement, dated August 17, 2010

to

Prospectus, dated July 9, 2010

CORNING NATURAL GAS CORPORATION

This prospectus supplement updates certain information set forth in our prospectus, dated July 9, 2010, with respect to the offering of common stock transferable subscription rights to purchase up to an aggregate of 104,100 shares of our common stock. The information in this prospectus supplement should be read in conjunction with the information set forth in our prospectus and the information incorporated therein by reference.

As noted in the prospectus under the heading "About Corning Natural Gas Corporation - Recent Discussions with Energy, Inc." at page 18, we received a non-binding proposal on March 1, 2010, from Energy, Inc., now known as Gas Natural, Inc. ("Gas Natural"), to purchase all of the outstanding shares of our common stock for $25.00, payable in cash and shares of the common stock of Gas Natural. At that time, a special committee of our Board of Directors was formed to consider the offer, but determined to delay further consideration until after completion of the subscription rights offering made in the prospectus. On Friday, August 13, 2010, after a series of events described below, our president and chief executive officer Michael I. German received an e-mail message from Gas Natural, confirmed by a letter received on August 16, 2010, reiterating the offer. The letter, filed on August 17, 2010, with our Current Report on Form 8-K, is a non-binding offer to purchase all of our outstanding shares for an aggregate price, on a fully diluted basis, of $28,773,850 or $25.00 per share, payable in cash and shares of the common stock of Gas Natural, subject to adjustment with respect to any of our shares issued in connection with the subscription rights offering. The non-binding offer calls for a pro ration of the cash and stock so that no more than $7.5 million in total cash consideration would be paid. The Gas Natural shares of common stock would be issued at 2.12 shares of common stock of Gas Natural (based on the average closing price of Gas Natural common stock for the last 20 trading days ended August 12, 2010) for each share of our common stock. In addition, as in the earlier letter, the letter set forth a position for Mr. German in the combined company as President and co-CEO with certain duties allocated between Mr. German and Richard M. Osborne, the chairman, chief executive officer and a significant shareholder of Gas Natural. The letter states that the offer will expire on September 3, 2010.

Our special committee, in a meeting on August 17, 2010, has determined that the non-binding offer from Gas Natural would require further consideration that is not possible during the pendency of the subscription rights offering, particularly given other matters that have transpired over the past several weeks. Accordingly, it has responded to Gas Natural requesting an extension of the period to consider the offer.

Late in the week ending July 29, 2010, Mr. German received a telephone call from Gregory J. Osborne, a member of the Company's Board of Directors, and the son of Mr. Richard Osborne. Mr. Gregory Osborne informed Mr. German that Mr. Richard Osborne thought it was unlikely that the Gas Natural offer would be consummated and that Mr. Richard Osborne wished to have his shares of the Company purchased at $19.00. In a Current Report on Form 8-K, filed with the Securities and Exchange Commission on August17, 2010, Gas Natural reported that Richard Osborne beneficially owns 123,982 shares of Corning's common stock, or 11.9%, of which 13,300 shares and warrants to purchase 700 shares of our common stock are held by Gas Natural. Mr. Osborne's stated desire to sell his shares followed a series of sales by the Osborne Trust of shares of the Company held by it (as reported on Forms 4) of 500 shares at $23.50 on April 16, 2010; 350 shares and 4,432 shares at $23.00 on April 21, 2010; 3,000 shares at $23.00 per share on April 27, 2010; 1,000 shares at $22.75 per share on May 3, 2010; and 718 shares at $22.25 per share at May 4, 2010.

The offer for the sale of the shares of the Osborne Trust was reiterated by Mr. Gregory Osborne and Tom Smith, also a member of our Board of Directors and the chief financial officer of Gas Natural, at a meeting at our Company's headquarters after the adjournment of the Company's regular Board meeting on August 3, 2010. An August 5 e-mail from Mr. Gregory Osborne to Mr. German memorialized the substance of his presentation to Mr. German and the Board of Directors after adjournment of the August 3, 2010 board meeting and indicated that the Company shares held by Gas Natural were also available for sale.

At the request of Mr. Gregory Osborne, Mr. German and Mr. Henry Cook, chairman of our Board of Directors, met with both Messrs. Osborne at the airport in Binghamton, New York, on August 10, 2010. At that meeting, the parties discussed both Mr. Osborne's interest in selling his shares of the Company in a private placement and Gas Natural's non-binding offer to purchase all the shares of the company for $25.00 per share in cash and stock. Mr. German informed the Osbornes that an unaffiliated individual known to Mr. German had expressed an interest in acquiring the company's shares owned by the Osborne Trust, and perhaps, Gas Natural.

On August 12, 2010, Mr. German received a telephone call from Mr. Gregory Osborne and Mr. Smith conveying a claim by Mr. Richard Osborne against the Company for unreimbursed expenses. During that call, Mr. Gregory Osborne also confirmed that there were ongoing discussions with an individual regarding the purchase of the shares of the Company'ss common stock held by the Osborne Trust.

On August 13, 2010, Mr. German received the email message from Richard Osborne Chairman and CEO on behalf of Gas Natural described above.

For a variety of reasons, including the significant Gas Natural stock component to the non-binding offer, and the various communications from Gas Natural and from Mr. Richard Osborne and his representatives, the Company cannot predict what actions the Special Committee of the Board of Directors may take when considering the non-binding offer from Gas Natural. Mr. German, who is also the holder of approximately 17% of the shares of the Company, has indicated to the Special Committee that he is uncomfortable with what he perceives to be the inconsistencies in the communications from Gas Natural and Mr. Richard Osborne over the past month. For that reason, among others, Mr. German has expressed reservations to the Special Committee relative to the Gas Natural proposal.

We cannot predict whether the special committee will recommend that we engage in further discussions with Gas Natural, or, if it does, the result of those discussions. Any such transaction would be subject to approval of our board of directors (other than those directors with conflicting interests), approval by shareholders holding 2/3rds of our outstanding common stock, approval by the New York Public Service Commission and other regulatory approvals. Even if the special committee were to negotiate and recommend a transaction to the board, we can provide no assurance whether required approvals would be obtained or the length of time obtaining the approvals would take.

This prospectus supplement should be read together with the prospectus of the Company, dated July 9, 2010, and is solely an offer with respect to the subscription rights and our shares issuable upon exercise of those rights as described in that prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus to which it relates contain statements that are forward-looking, such as statements relating to future capital expenditures, financing sources and availability, business development and acquisitions, dispositions, and the effects of regulation and competition. The words "believe," "expect," "anticipate," "intend," "may," "plan," and similar expressions are intended to identify these statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results. Accordingly, actual results may differ materially from those expressed in any forward-looking statements. These statements include but are not limited to statements in the prospectus under the captions "Questions and Answers About the Rights Offering," "Summary" and "Risk Factors," as well as all other sections in this prospectus. Factors that could cause actual results to differ materially from our management's expectations include, but are not limited to:

    the effect of any interruption in our supply of natural gas or a substantial increase in the price of natural gas, our ability to successfully negotiate new supply agreements for natural gas as they expire, on terms favorable to us, or at all, the effect on our operations of weather conditions and conservation efforts by our customers, the effect on our operations of any actions by the New York Public Service Commission, the effect of any litigation arising from actions taken or not taken by our former executive officers and any agreements executed in connection therewith, the effect on our operations of unexpected changes in any other applicable legal or regulatory requirements, the amount of natural gas produced and directed through our pipeline by producers, our ability to obtain additional equity or debt financing to fund our capital expenditure plans and for general corporate purposes, our successful completion of various capital projects and the use of pipelines, compressor stations and storage by customers and counterparties at levels consistent with our expectations,

    our ability to retain the services of our senior executives and other key employees, our vulnerability to adverse general economic and industry conditions on our major customers and customers generally, the effect of any leaks in our transportation and delivery pipelines, and competition for gas supply and transportation from other sources and pipelines.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events.

Prospectus Supplement, dated August 17, 2010